Exhibit 3.2

Certificate of Designations

of

Series AA Convertible Preferred Stock

of

Facebank Group, Inc.

A Florida corpotation

Facebank Group, Inc. (the “Corporation”), a corporation organized and in good standing under the Florida Business Corporation Act (the “Act” does hereby certify that pursuant to the provisions of Sections 607.0821, 607.0602 and 607.0603 of the Act, the Corporation states as follows:

1. The name of the Corporation is Facebank Group, Inc.

2. The Corporation is authorized to issue 50,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). There are currently 2,000,000 shares of Preferred Stock designated as the Series D Convertible Preferred Stock of the Corporation.

3. Pursuant to a Unanimous Written Consent of the Board of Directors of the Corporation dated March 20, 2020, the Board of Directors duly adopted the resolutions set forth below, and shareholder action was not required:

WHEREAS, the Articles of Incorporation of the Corporation authorize the issuance by the Corporation of 400,000,000 shares of common stock, $0.0001 par value per share (the “Common Stock’’) and 50,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock” and, together with the Common Stock, the “Capital Stock”), and, further, authorizes the Board of Directors of the Corporation, by resolution or resolutions, at any time and from time to time, to divide and establish any or all of the unissued shares of Preferred Stock not then allocated to any series into one or more series and, without limiting the generality of the foregoing, to fix and determine the designation of each such share, the number of shares which shall constitute such series and certain preferences, limitations and relative rights of the shares of each series so established;

NOW THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby designate thirty-five million, eight hundred thousand (35,800,000) shares of the Preferred Stock as the Series AA Convertible Preferred Stock, par value $0.0001 per share (the “Series AA Preferred Stock”), and the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

SERIES AA CONVERTIBLE PREFERRED STOCK

Section 1. Powers and Rights of Series AA Convertible Preferred Stock. There is hereby designated a class of Preferred Stock of the Corporation as the Series AA Convertible Preferred Stock, par value $0.00001 per share of the Corporation (the “Series AA Stock”). The number of shares, powers, terms, conditions, designations, preferences and privileges, relative, participating, optional and other special rights, and qualifications, limitations and restrictions, if any, of the Series AA Stock shall be as set forth in this Certificate of Designations of Preferences and Rights of Series AA Convertible Preferred Stock (this “Certificate of Designations”). For purposes hereon, a “Series AA Holder” means a holder of one or more shares of Series AA Stock.

(a) Number and Stated Value. The number of authorized shares of the Series AA Stock is thirty-five million, eight hundred thousand (35,800,000) shares.

(b) Conversion. Each share of Series AA Stock shall be convertible into, or deemed convertible into as set forth herein, shares of Common Stock as set forth herein and subject to the conditions as set forth herein (such shares of Common Stock being issued upon conversion, the “Conversion Shares”).

(i)	Timing. Each share of Series AA Stock shall be converted into Conversion Shares immediately following the sale of such share(s) of Series AA Stock on an arms’-length basis either pursuant to an exemption from registration under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”) or pursuant to an effective registration statement under the Securities Act, and provided that any such sale shall be conditioned on the applicable selling Series AA Holder executing and delivering to the Corporation such documents and items as reasonably requested by the Corporation in connection therewith and as are reasonably necessary to process or effectuate such sale.

(ii)	Conversion Shares. As of the date of the filing of this Certificate of Designations with the Secretary of State of the State of Florida (the “Initial Date”) each share of Series AA Stock shall be convertible into two (2) Conversion Shares (the “Conversion Rate”). The Conversion Rate shall be subject to adjustment as set forth in Section 1(b)(iii).

(iii)	Adjustment of Conversion Rate. The Conversion Rate shall be subject to equitable adjustments for stock splits, stock combinations, recapitalizations, reclassifications, extraordinary distributions and similar events following the Initial Date. By way of example and not limitation, (A) in the event that the Corporation effects a two-for-one forward split of the Common Stock, wherein each issued and outstanding share of Common Stock is converted into two shares of Common Stock, the Conversion Rate shall be doubled to four (4) Conversion Shares per share of Series AA Stock and (B) in the event that the Corporation effects a one-for-two reverse split of the Common Stock, wherein each two issued and outstanding shares of Common Stock are converted into one share of Common Stock, the Conversion Rate shall be reduced by 50% to one (1) Conversion Share per share of Series AA Stock.

(iv)	Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Series AA Stock. As to any fraction of a share which an applicable Series AA Holder would otherwise be entitled to purchase upon such conversion, the Corporation shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation (the “Board”), or round up to the next whole share of Common Stock.

(v)	Transfer Taxes and Expenses. The issuance of Conversion Shares on conversion of Series AA Stock shall be made without charge to any party for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares.

2

(c) Vote. Other than as set forth in Section 1(g), as of the Initial Date, each share of Series AA Stock shall have 0.8 votes (the “Voting Rate”) on any matter submitted to the holders of the Common Stock, or any class thereof, for a vote, and shall vote together with the Common Stock, or any class thereof, as applicable, on such matter for as long as the share of Series AA Stock is issued and outstanding. The Voting Rate shall be subject to equitable adjustments for stock splits, stock combinations, recapitalizations, reclassifications, extraordinary distributions and similar events following the Initial Date. By way of example and not limitation, (i) in the event that the Corporation effects a two-for-one forward split of the Common Stock, wherein each issued and outstanding share of Common Stock is converted into two shares of Common Stock, the Voting Rate shall be doubled such that each share of Series AA Stock shall have 1.6 votes and (ii) in the event that the Corporation effects a one-for-two reverse split of the Common Stock, wherein each two issued and outstanding shares of Common Stock are converted into one share of Common Stock, the Voting Rate shall be reduced by 50% such that each share of Series AA Stock shall have 0.4 votes.

(d) Dividends. The Series AA Stock shall be entitled to receive, and the Corporation shall pay, such dividends and other distributions, on shares of Series AA Stock as and when paid on the Common Stock, payable on the Series AA Stock on an as-converted to Common Stock basis.

(e) No Preferences upon Liquidation. The Series AA Stock shall not be entitled to receive any preferential distribution of any of the assets or surplus funds of the Corporation in connection with any liquidation, dissolution or winding up of the Corporation, either voluntarily or involuntarily, a merger or consolidation of the Corporation, or any other event, but shall participate with the Common Stock on any such distributions on an as-converted to Common Stock basis.

(f) Participation. The Series AA Stock shall participate in any distributions or payments to the holders of the Common Stock on an as-converted basis, but shall not participate in any distributions to any other classes of Preferred Stock of the Corporation other than those made to such other classes of Preferred Stock which are convertible into shares of Common Stock and which are entitled to such distributions or payments on an as-converted to Common Stock basis.

(g) Protective Provisions. In addition to any other rights and restrictions provided under applicable law, until the earlier of (i) no shares of Series AA Stock remain issued and outstanding and (ii) the Common Stock is listed on Nasdaq or The New York Stock Exchange, without first obtaining the affirmative vote or written consent of a majority of the Series AA Stock, voting as a separate class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such Series AA Holder(s), and with each share of Series AA Stock having one vote on such matter, the Corporation shall not:

(i)	amend or repeal this Certificate of Designations;

(ii)	amend or repeal any provision of, or add any provision to, the Corporation’s Articles of Incorporation;

3

(iii)	undertake (x) any Affiliated Transaction (as defined in Section 607.0901(1)(b) of the Florida Business Corporation Act (the “FBCA”) with any “interested shareholder” (as defined in Section 607.0901(1)(k) of the FBCA, provided that, for purposes of this Section 1(g)(iii), the words and number “10 percent” shall be replaced with “50 percent”), or “affiliate” (as defined in Section 607.0901(1)(a) of the FBCA) of such interested shareholder or (y) any Affiliated Transaction (as defined in the FBCA) with any “interested shareholder” (as defined in Section 607.0901(1)(k) of the FBCA) or “affiliate” (as defined in Section 607.0901(1)(a) of the FBCA) of such interested shareholder without the approval of such Affiliated Transaction by a majority of the disinterested and independent members of the Board of Directors of the Corporation;

(iv)	issue any capital stock or other equity securities of the Corporation or instruments or securities convertible into capital stock or other equity securities of the Corporation, other than (A) the issuance of shares of Common Stock pursuant to the exercise or settlement of stock options that were assumed in connection with the transaction by which the Series AA Stock was initially issued to the Series AA Holders, (B) the granting of stock options or issuance of shares of Common Stock underlying such stock options, not to exceed ten percent (10%) of the capital stock of the Corporation, on a fully diluted basis, that is outstanding as of the Initial Date, and pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation), (C) any issuance of Conversion Shares pursuant to the provisions of Section 1(b); and (D) any sale of shares of Common Stock at a price of $10.00 or more per share (subject to equitable adjustments for stock splits, stock combinations, recapitalizations, reclassifications, extraordinary distributions and similar events following the Initial Date); provided, however, that, notwithstanding the foregoing with respect to this subsection (D), no consent shall be required in the case of a sale of shares of Common Stock at price of less than $10.00 per share (a “Permitted Stock Sale”) if, upon the closing of such Permitted Stock Sale the Company issues and distributes to the holders of the then-outstanding holders of Capital Stock a number of shares of Common Stock equal to two times (2x) the number of shares of Common Stock that are sold in such Permitted Stock Sale (the “Distributed Shares”), with such Distributed Shares to be distributed to the holders of the then-outstanding shares of Capital Stock on a pro rata basis based on their percentage ownership of the then outstanding shares of Capital Stock (on an as converted to Common Stock basis;

(v)	undertake any liquidation of the Corporation;

(vi)	undertake any bankruptcy proceeding or other form of voluntary receivership of the Corporation;

4

(vii)	undertake any merger or acquisition transaction in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party, except any such merger or acquisition involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or acquisition continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or acquisition, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation or, if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation;

(viii)	increase the number of members of the board of directors of the Corporation to be more than seven (7); or

(ix)	any redemption by the Corporation of any shares of Common Stock or Preferred Stock.

(h) Election of Directors. In addition to any other rights and restrictions provided under applicable law, until the earlier of (i) no shares of Series AA Stock remain issued and outstanding and (ii) the Common Stock is listed on Nasdaq or The New York Stock Exchange, the Series AA Holders, voting as a separate class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such Series AA Holder(s), and with each share of Series AA Stock having one vote on such matter, shall have the right to elect any replacement of any of the three directors added to the Board of Directors of the Corporation pursuant to the closing of the transactions as contemplated in the Agreement and Plan of Merger and Reorganization by and between the Corporation, fuboTV Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Corporation and fuboTV, Inc., a Delaware corporation, dated on or about the Initial Date. If the Series AA Holders fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, then any directorship not so filled shall remain vacant until such time as the Series AA Holders elect a person to fill such directorship; and no such directorship may be filled other than by the Series AA Holders as set forth herein, voting exclusively together as a separate class.

Section 2. Miscellaneous.

(a) Legend. Any certificates representing the Series AA Stock shall bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of such stock certificates):

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE CORPORATION, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

5

(b) Lost or Mutilated Series AA Stock Certificate. If the certificate for the Series AA Stock held by a Series AA Holder thereof shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the share of Series AA Stock so mutilated, lost, stolen or destroyed but only upon receipt of an affidavit of lost certificate in a form reasonably acceptable to the Corporation or evidence of such loss, theft or destruction of such certificate, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Corporation.

(c) Enforcement. If any party shall commence an action or proceeding to enforce any provisions of this Certificate of Designations, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

(d) Waiver. Any waiver by the Corporation or the Series AA Holders of a breach of any provision of this Certificate of Designations shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designations. The failure of the Corporation or the Series AA Holders to insist upon strict adherence to any term of this Certificate of Designations on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designations. Any waiver must be in writing.

(e) Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, email with return receipt requested, or facsimile, and, if sent to the Corporation, addressed to the Corporation at its principal office address or, if sent to a Series AA Holder, to the address of the Series AA Holder as set forth in the books and records of the Corporation. Any notice or other communication required or permitted to be given hereunder shall be deemed effective: (a) upon hand delivery or delivery by facsimile or email, with accurate confirmation (if delivered on a business day during normal business hours where such notice is to be received), or the first (1st) business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second (2nd) business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur.

(f) Jurisdiction. Any action brought by any party against any other concerning this Certificate of Designations shall be brought only in the state courts of New York or in the federal courts located in the Eastern District of New York. The Corporation and each Series AA Holder hereby irrevocably waives any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non conveniens. The Corporation and each Series AA Holder waives trial by jury. Each party hereby irrevocably waives personal service of process and consents to process being served in any suit, action or proceeding in connection with the Series AA Stock by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices hereunder to it and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

6

(g) Remedies. The Corporation and each Series AA Holder acknowledge that a breach by it of its obligations hereunder will cause irreparable harm to the Corporation or the Series AA Holders, as applicable, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Corporation and each Series AA Holder acknowledges that the remedy at law for a breach of its obligations under this Certificate of Designations will be inadequate and agrees, in the event of a breach or threatened breach of the provisions of this Certificate of Designations, that the Corporation or the Series AA Holder(s), as applicable, shall be entitled, in addition to all other available remedies at law or in equity, (the parties will not be entitled of any punitive damages or penalties, but, only real and actual damages), to an injunction or injunctions restraining, preventing or curing any breach of this Certificate of Designations and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

(h) Headings. The headings contained herein are for convenience only and will not be deemed to limit or affect any of the provisions hereof.

(i) Severability. If any provision of this Certificate of Designations is invalid, illegal or unenforceable, the balance of this Certificate of Designations shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.

IN WITNESS WHEREOF, Facebank Group, Inc., a Florida corporation, has caused this Certificate of Designations to be signed by a duly authorized officer on this 20th day of March, 2020.

Facebank Group, Inc.

/s/ John Textor
Name:	John Textor
Title:	Chief Executive Officer

7